Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

January 14, 2010

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1, Amendment 3

Filed December 21, 2009

File Number 333-159680

Dear Mr. Schwall:

We have reviewed your comments sent January 11, 2010 regarding our recent S-1/A filing and are returning our written responses by way of this correspondence.  We propose to file our formal responses by way of a Rule 424(b) Prospectus filing in lieu of filing a new amendment since the comments and our responses to those comments do not require any material additional information.  The filing of an amendment would require substantial additional expense and delay that both seem unnecessary due to the nature of the comments.

Your comments and our responses that relate to File Number 333-159680 are as follows:

Executive Compensation, page 34

1.

Please revise your filing to provide the disclosure required by Item 402 of

Regulation S-K for your fiscal year ended December 31, 2009.

Response:

We have revised the Executive Compensation section on page 34 to include disclosure for the fiscal year ended December 31, 2009 and have attached that section as an exhibit with this correspondence.

Closing Comments

We believe that with the proposed revision that can be included in the Rule 424(b) Prospectus filing, the document as filed December 21, 2009 provides adequate disclosure.  We don’t believe these proposed changes would justify the effort and cost of an amendment to the registration statement.  We therefore propose that we file a Rule 424(b) prospectus with these changes in lieu of an amendment to the Registration Statement and be allowed to seek acceleration of effectiveness at the earliest possible date.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.  We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows all cash compensation paid or to be paid by the Company during the fiscal years indicated to the chief executive officer and the highest paid executive officers of the Company as of the end of the Company’s last fiscal year whose salary and bonus for such period in all capacities in which the executive officer served exceeded $100,000.

Table 5

Summary Compensation Table for 2009  and 2008

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earrings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Malcolm Bendall	2009	216,000	—	—	—	—	—	—	216,000
Principal Executive Officer	2008	216,000	—	—	—	—	—	—	216,000
John Garrison	2009	240,000	—	—	—	—	—	—	240,000
Principal Financial Officer	2008	240,000	—	—	—	—	—	—	240,000
Phillip Simpson	2009	150,000	—	—	—	—	—	—	150,000
Subsidiary Executive Director	2008	116,000	—	—	—	—	—	—	116,000

Amounts reported to Mr. Bendall and Mr. Garrison as compensation expense for 2008 and 2009 have been accrued and remain payable at December 31, 2009.

In January 2009, in conjunction with his resignation The Company paid Mr. Simpson certain employment entitlements by issuing 2.5 million shares of the Company’s common stock valued at approximately $150,000 which was recognized as compensation expense.  Shares were valued at quoted market price on the date of the agreement.

Table 6

Outstanding Equity Awards At December 31, 2009

(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Malcolm Bendall	4,000,000	0.14	31/12/2009
Principal Executive Officer

Table 7

Director Compensation For 2009

Name (a)	Directors Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (d)	All Other Compensation ($) (g)	Total ($) (h)
Tad Ballantyne	—	—	(1)	(1)
Clive Burrett	—	—	(2)	(2)
John Garrison	—	—	(3)	(3)
Malcolm Bendall	—	—	(4)	(4)
Mark Callaway	—	—	(5)	(5)

(1)

Mr. Ballantyne also served as manager of the Pacific Rim subsidiary that was sold in December 2008 and received 1,500,000 shares of Empire common stock valued at $225,000 in 2006 as compensation for a five year management agreement.

(2)	Mr. Burrett also serves as a director and manager of the Great South Land Minerals Limited Subsidiary and received compensation of $38,162 in that capacity.

(3)	Mr. Garrison earned consulting and accounting fees in the amount of $240,000 during 2009.

(4)	Mr. Bendall earned consulting fees in the amount of $216,000 during 2009.

(5)	Mr. Callaway earned consulting fees in the amount of $79,489 during 2009.

Table 8

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)
Equity compensation plans approved by security holders
Stock Option Plan	9,000,000	$0.138
Equity compensation plans not approved by security holders
Stock Option Plan	—	—
Total	9,000,000